Filed by Strathcona Resources Ltd.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: MEG Energy Corp.
Commission File No. 132-02876

The following updated presentation was made available on Strathcona Resources Ltd.'s website on May 20, 2025.
MEG Combination May 15, 2025

Transaction Overview 2 ▪ Strathcona to offer 0.62 Strathcona shares plus $4.10 cash for each share of MEG ▪ Based off Strathcona’s unaffected share price on May 15, 2025 of $30.92, equates to $23.27 / MEG share in total consideration (82.4% shares / 17.6% cash) – 9.3% premium to MEG’s unaffected share price on May 15, 2025 of $21.30 / share ▪ Intend to make offer by way of a formal take-over bid under Part 2 of National Instrument 62- 104 – Take-Over Bids and Issuer Bids, with offer outstanding for at least 105 days ▪ Offer will not be subject to any financing condition(1) Offer Details ▪ Upon completion of the transaction, Strathcona expects to have ~379 million shares outstanding and ~$1.5 billion in net debt at close, based on MEG’s shares outstanding as of May 5th, 2025(2) ▪ Strathcona currently holds 23.4 million shares in MEG (approximately 9.20% of the current shares outstanding, or 9.98% after giving effect to the completion of MEG’s current normal course issuer bid) ▪ At the time the offer is made, Waterous Energy Fund (“WEF”, currently an 80% shareholder of Strathcona) will commit to subscribe for subscription receipts representing 21.4 million shares, being approximately 10% of the currently outstanding shares in Strathcona, through Waterous Energy Fund III LP (“WEF III”)(3) – In accordance with TSX rules, investment will be done with reference to the 5-day volume-weighted average price post announcement and prior to formal commencement of the offer, with the conversion of subscription receipts into SCR shares being contingent on closing the MEG transaction(4) ▪ Following completion, Strathcona to be owned ~56.5% by existing Strathcona shareholders, ~37.8% by existing MEG shareholders, and ~5.6% by WEF III pro forma ▪ WEF will hold combined ~51% ownership position, inclusive of its existing shares Pro Forma Capital Structure and Ownership See Slide Notes and Advisories

Benefits to MEG and Strathcona

A combination between Strathcona and MEG would unite two leading heavy oil "pure plays" into a new Canadian oil champion, delivering significant accretion to shareholders

1 Complementary, High-Quality Assets of Scale

- Strathcona and MEG are both heavy oil pure plays with near identical netbacks (~$40.50 / bbl in 2024) and reserve life indexes (50+ years 2P), though Strathcona has ~20% more '25E production[(1)]
- Both are leading SAGD operators (MEG ~100 Mbbls / d, SCR ~95 Mbbls / d of SAGD production[(2)]), while Strathcona also has a ~25 Mbbls / d conventional heavy oil business
  - Significant opportunity to achieve synergies due to economies of scale and shared learnings
- Together, the companies are expected to form Canada's fifth-largest oil producer, fourth-largest SAGD producer, and be among the largest holders of proved oil reserves in North America[(2)]

2 Significant Accretion For Both MEG and SCR Shareholders

	Accretion / (Dilution) to MEG Shareholders[(3)]	Accretion / (Dilution) to SCR Shareholders[(4)]
Funds Flow Per Share[(5)]		
2024A[(6)]	+13%	+8%
2025E[(7)]	+17%	+5%
Funds Flow less Sustaining Capex Per Share[(5)]		
2024A[(6)]	+18%	+10%
2025E[(7)]	+29%	+5%
Net Asset Value (B-Tax) Per Share[(8)]		
Total Proved (1P)	+7%	+8%
Proved Plus Probable (2P)	+15%	+2%
Production Per Share		
2025E[(9)]	+12%	+4%
2030E[(9)]	+25%	(4)%

3 Meaningful and Achievable Synergies

- $175 million in identified annual synergies:[(10)]

i. **Overhead Synergies:** $50 million

ii. **Interest Synergies:** $25 million

iii. **Operating Synergies:** $75 million capital expenditures + $25 million in operating costs

- Estimated at $943 million PV-10 on 1P basis (~$2.50 / share) and $992 million PV-10 on 2P basis (~$2.62 / share)[(11)]

3

See Slide Notes and Advisories

Complementary, High-Quality Assets 4 Strathcona and MEG have highly similar asset bases focused on SAGD oil sands development, with near identical margins and reserves life indexes 2024 Production Sales Volumes (Mbbls/d)(1) 111 101 % Oil 100% 100% 2024 Netback ($ / bbl) Realized Price $81.33 $82.13 Royalties (14.01) (15.96) Transportation & Operating Expenses (24.81) (23.14) G&A and Stock-Based Compensation (1.88) (2.62) EBITDA Netback(2) $40.63 $40.42 Depreciation and Amortization (14.70) (16.74) Finance Expense, Excl. Debt (0.92) (1.05) Operating Earnings, Excl. Interest on Debt(2) $25.01 $22.63 YE 2024 Reserves (Gross of Royalties)(3) 1P (Mmbbls) 1,169 1,158 Reserves Life Index (years) 29 31 2P (Mmbbls) 2,020 1,939 Reserves Life Index (years) 50 52 1P B-Tax NPV10 ($mm)(3) $12,649 $12,656 2P B-Tax NPV10 ($mm)(3) $17,905 $15,427 1 Complementary Assets of Scale Significant Accretion Meaningful Synergies See Slide Notes and Advisories

4.0 4.0 2.1 1.9 1.8 1.8 1.8 0.9 0.9 0.9 CNRL Suncor Cenovus Imperial EOG Occidental Strathcona + MEG Diamondback Devon MEG Strathcona 285 282 603 154 195 92 103 1,057 853 641 413 219 201 116 103 103 CNRL Suncor Cenovus Imperial Strathcona + MEG Whitecap Strathcona MEG ARC SAGD Other Oil / Condensate A Canadian Oil Champion 5 Pro forma, Strathcona would be the fifth-largest oil producer and fourth-largest SAGD producer in Canada, and rank among the top holders of proved oil reserves across North America Q1 2025 Oil Production (Mbbl/d)(1) 2024 Proved Oil Reserves (Net of Royalties) (Bn bbl)(2) 1 See Slide Notes and Advisories Complementary Assets of Scale Significant Accretion Meaningful Synergies 9.1 Canada U.S.

48% 45% 41% 46% 45% 46% 42% 48% 44% 52% 55% 59% 54% 55% 54% 58% 52% 56% Contribution Analysis 6 The proposed share exchange ratio and cash consideration delivers value to MEG shareholders in excess of MEG’s contribution to the pro forma business on almost all metrics Production Net Asset Value(5)(6) Funds Flow(5) 2024A Production (Mbbls/d)(1) 2025E Production (Mbbls/d)(3) 2030E Production (Mbbls/d)(4) 1P NPV10 (B-Tax), Less Debt & Leases(7) ($mm) 2P NPV10 (B-Tax), Less Debt & Leases(7) ($mm) 2024A ($mm)(1) 2025E @ US$60 WTI ($mm)(3) 101 111 100 120 130 185 $11,599 $12,690 $14,370 $17,946 $1,391 $1,607 $1,104 $1,356 MEG Relative Market Capitalization at the Offer Price of $23.27/share(2) 47% 2 See Slide Notes and Advisories Funds Flow less Sustaining Capex (5) 2024A ($mm)(1) 2025E @ US$60 WTI ($mm)(3) $938 $1,108 $599 $814 (1) 4% CAGR 9% CAGR Complementary Assets of Scale Significant Accretion Meaningful Synergies MEG SCR (2)% y/o/y 8% y/o/y

Accretion / (Dilution) Analysis 7 The proposed combination is a true “win-win” for both MEG and Strathcona shareholders, delivering strong accretion to each company’s shareholders on several key metrics Funds Flow Less Sustaining Capex(1)(2)(3) 1P NAV (B-Tax)(4) 2P NAV (B-Tax)(4) 2025E Production(5) 2030E Production(5) 2 See Slide Notes and Advisories Complementary Assets of Scale Significant Accretion Meaningful Synergies 2024A 2025E 2024A 2025E 2024A 2025E 2024A 2025E Funds Flow(1)(2)(3) 8% 13% 5% 17% SCR MEG 10% 18% 5% 29% SCR MEG 8% 7% SCR MEG 2% 15% SCR MEG 4% 12% SCR MEG (4%) 25% SCR MEG

3 Complementary Assets of Scale | Significant Accretion | Meaningful Synergies

Overhead Synergies

MEG shareholders stand to benefit from Strathcona's significantly lower overhead, driven by its decentralized operating structure and culture of accountability and autonomy

2024 Overhead Costs ($mm)


$97
$24
Stock-Based Compensation
$73
Cash G&A
$19mm in Executive compensation(2)
MEG has 3.5x higher overhead versus SCR Cold Lake, despite a similar scope of operations
SCR believes $50mm(1) in overhead synergies is achievable
$28(3)
Cash G&A (SCR has no Stock-Based Compensation)

		Strathcona Cold Lake	MEG
Proxy for Scope of Operations	Steam Production (Mbbls/d)	239	244
	Non-Energy Opex ($mm)	$196 ($2.25 / steam bbl)	$199 ($2.23 / steam bbl)
	Producing Well Pairs (#)[4]	196	226
	# of Employees	287 (direct + SCR corporate allocation[5])	475

SCR Cold Lake and MEG have approximately the same scope of operations (near identical steam capacity, well count), while SCR Cold Lake has ~40% fewer employees

8

See Slide Notes and Advisories

5.7% 5.9% 4.0% - 4.5% 3.6% 4.1% 4.1% Strathcona MEG MEG + SCR Peer A Peer B Peer C 9 The pro forma business is positioned to garner an investment grade credit rating from DBRS(1) , leading to meaningful interest savings and lower working capital requirements Interest Synergies Investment Grade Peers 3 See Slide Notes and Advisories Complementary Assets of Scale Significant Accretion Meaningful Synergies ~$25mm in savings on $1.56 billion 3/31/25 pro forma debt expected + significant reduction in LC requirements ($214mm for MEG as of 3/31/2025)(2) Net Debt / EBITDA 0.0x 0.6x 0.6x 0.3x 0.8x 0.9x Q1 2025 Average Interest Rate Transaction expected to be leverage neutral to MEG shareholders (2) (2) (3) (4) (4) (4) (5)(6) (7) Cost of Debt (%)

3 | Complementary Assets of Scale | Significant Accretion | Meaningful Synergies

Operating Synergies

The combined business would be a leading SAGD operator in Canada, positioning the company to achieve cost savings and maximize performance

2023-2024 SAGD Wells Drilled (#)[1]



~26% of all SAGD Wells Drilled 2023-2024
200
142
83
59
56
53
29
Cenovus
Strathcona + MEG
Strathcona
MEG
CNRL
Suncor
ConocoPhillips

Capital and Operating Cost Synergies

- Pro forma business expected to have ~$1.5 billion of average thermal capex and ~$500 million of average non-energy thermal opex
- Strathcona believes **5% savings** on each are achievable
  - ~$75 million capex (~$40mm sustaining)
  - ~$25 million non-energy opex

Synergies Action Plan

1. Leverage greater economies of scale, larger purchasing power of combined business
   - Example: Pro forma business would have 26% of 2023-2024 SAGD drilling, creating opportunities to improve service costs
2. Share best practices between Cold Lake, Lloydminster and Christina Lake thermal properties
   - Example: SCR Cold Lake has recently incorporated pre-fabricated, modular wellhead facilities following success at SCR Lloydminster Thermal, driving meaningful savings
3. Align compensation structure with SCR cost-focused model
   - Example: 75% of SCR incentive compensation tied to F&D, non-energy and G&A costs per barrel; only 10% of current MEG incentive scorecard directly tied to cost structure[2]

Other Opportunities

- Strathcona's unique Canada Growth Fund CCS partnership structured to allow for development of up to $2 billion in CCS facilities without upfront capital outlay from Strathcona; opportunity to deploy CCS at Christina Lake over time, if economics warrant investment

10

See Slide Notes and Advisories

Next Steps 11 Strathcona plans on making a formal offer for MEG and in the meantime remains ready and willing to engage with the MEG board ▪ Full details of the Offer will be included in the formal offer to purchase and take‐over bid circular(1) ▪ Strathcona’s offer will remain open for at least 105 days following commencement of the bid ▪ The offer will be conditional upon, among other things: – An unwaivable condition that more than 50% of MEG’s outstanding shares, excluding those held by Strathcona, being validly tendered – At least 66 2/3% of MEG’s outstanding shares, including those held by Strathcona, being validly tendered – All necessary regulatory and stock exchange approvals being obtained ▪ Strathcona remains ready and willing to engage with the MEG board of directors regarding a strategic combination ▪ To the extent the MEG board determines it to be prudent, as the company’s second largest shareholder, Strathcona would support a strategic alternatives process for MEG to determine if a superior transaction is available ▪ Strathcona would be willing to participate constructively and in good faith in such a process, including signing a mutual confidentiality agreement to share non-public information, provided it is not required to sign a standstill agreement

Forward-Looking Information Certain statements contained in this presentation constitute "forward-looking information" within the meaning of applicable Canadian securities laws and "forward-looking statements" within the meaning of applicable U.S. securities laws (collectively, "forward-looking information") and are prospective in nature. Forward-looking information is not based on historical facts, but rather on current expectations and projections about future events, and is therefore subject to risks and uncertainties that could cause actual results to differ materially from the future results expressed or implied by the forward-looking information. Often, but not always, forward-looking information can be identified by the use of forward-looking words such as "believes", "plans", "expects", "intends" and "anticipates", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "should", "would", "might" or "will" be taken, occur or be achieved. Forward-looking information contained in this presentation includes, but is not limited to, statements relating to: Strathcona Resources Ltd.'s ("Strathcona") intention to make an offer to acquire all of the issued and outstanding common shares in the capital of MEG Energy Corp. ("MEG") not already owned by Strathcona or its affiliates (the "Offer"), including the terms thereof, including the consideration to be offered by Strathcona thereto, and the filing of formal offer to purchase and take‐over bid circular in connection therewith; the conditions that the Offer will be subject to and possible reasons that the Offer would not be made by Strathcona; Strathcona's intentions with respect to the financing of the cash consideration payable under the Offer, expectations with respect to the terms of the WEF III equity investment, including the subscription price for, and other terms of, the Strathcona subscription receipts thereunder and the timing thereof, including the timing of completion thereof; the treatment of the proceeds of the WEF III equity investment; the expected benefits of the Offer and the combination of Strathcona and MEG, both to the MEG shareholders and the Strathcona shareholders; the anticipated strategic, operational and financial benefits that may result from the combination of Strathcona and MEG, including, but not limited to: the size and scale of the combined company, including the combined company's expected production and reserves; the expected per-share accretion to both MEG shareholders and Strathcona shareholders, including improved funds flow per share, funds flow less sustaining capital expenditure per share, net asset value (PV-10 (before tax)) per share, and long-term production growth potential, including the expected impact thereon of the potential cost synergies identified by Strathcona; the expected potential cost synergies identified by Strathcona in connection with the combination of MEG and Strathcona, including the categories and amounts thereof, including with respect to overhead, interest, capital expenditures and operating costs, among others, and the related benefits thereof; Strathcona's plans for achieving capital and operational synergies, including leveraging economies of scale, sharing best practices, aligning MEG's compensation structure with Strathcona's, and potentially utilizing opportunities to deploy carbon capture storage at Christina Lake; the combined company achieving an investment grade credit rating, and the resulting reduction in interest costs; the increased public float in Strathcona Common Shares resulting from the combination; and other anticipated strategic, operational and financial benefits that may result from the combination of Strathcona and the Company; the pro forma debt of the combined company and its expected 2025 net debt to EBITDA ratio; the expected pro forma ownership of the combined company by MEG shareholders and the Strathcona shareholders, including assuming the reinvestment by MEG shareholders of the cash consideration under the Offer in Strathcona common shares; the 2P reserves life index of Strathcona's and MEG's reserves; and other anticipated strategic, operational and financial benefits that may result from the acquisition of MEG by Strathcona. Although Strathcona believes that the expectations reflected by the forward-looking information presented in this presentation are reasonable, the forward-looking information is based on assumptions and factors concerning future events that may prove to be inaccurate. Those assumptions and factors are based on information currently available to Strathcona about itself and MEG and the businesses in which they operate. Information used in developing forward-looking information has been acquired from various sources, including third party consultants, suppliers and regulators, among others. The material assumptions used to develop the forward-looking information herein include, but are not limited to: the ability of Strathcona to complete the combination of Strathcona and MEG, pursuant to the Offer or otherwise, integrate Strathcona's and MEG's respective businesses and operations and realize the anticipated strategic, operational and financial benefits and synergies from the acquisition of MEG by Strathcona; the conditions of the Offer will be satisfied on a timely basis in accordance with their terms; the anticipated synergies and other anticipated benefits of the Offer will be realized in a manner consistent with Strathcona's expectations; future production rates and estimates of capital and operating costs, including as specifically set forth herein, of the combined company; the combined company's reserves volumes and the net present values thereof; anticipated timing and results of combined company capital expenditures; that there will be no material change to MEG's operations prior to completion of the transaction; the combined business has the same per barrel oil overhead cost as Strathcona; MEG's public disclosure is accurate and that MEG has not failed to publicly disclose any material information respecting MEG, its business, operations, assets, material agreements or otherwise; there will be no material changes to laws and regulations adversely affecting Strathcona's or MEG's operations; and the impact of the current economic climate and financial, political and industry conditions on Strathcona's and MEG's operations will remain consistent with Strathcona's current expectations. All figures and descriptions provided in this presentation related to the Offer, including with respect to the consideration payable under the Offer, the reasons for the Offer, the potential benefits to MEG shareholders and expected pro forma effects, are based on and assume the following: (a) Strathcona's and MEG's respective dividends, liquidity, debt, credit ratings, debt costs and assets (including reserves and resources) will not change from May 15, 2025, in the case of Strathcona, and from what Strathcona has ascertained from MEG's public filings on SEDAR+ up to and including May 15, 2025, in the case of MEG, and, in the case of reserves and contingent resources, as applicable, those reported by Strathcona and MEG in their respective most recent annual information forms for the year ended December 31, 2024; (b) approximately 254.4 million MEG common shares will be issued and outstanding immediately prior to the date of the Offer and 2.6 million MEG common shares will be issuable pursuant to the exercise, exchange or conversion, as applicable, of the securities of MEG that are exercisable or exchangeable for or convertible into MEG common shares (other than rights under the MEG's shareholder rights plan) outstanding immediately prior to the date of the Offer; (c) that all of the common shares are deposited under the Offer pursuant to the terms thereof or acquired by Strathcona pursuant to a statutory compulsory acquisition, if available, or a subsequent transaction for the purpose of MEG becoming, directly or indirectly, a wholly-owned subsidiary or affiliate of Strathcona; and (d) no other MEG common shares or Strathcona common shares will be issued before the successful completion of the Offer. Assumptions have also been made with respect to future oil and gas prices, differentials and future foreign exchange and interest rates. Although Strathcona believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking information herein will prove to be accurate. Because actual results or outcomes could differ materially from those expressed in any forward-looking information, readers should not place undue reliance on any such forward-looking information. By its nature, forward-looking information is based on assumptions and involves known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from future results, performance or achievements expressed or implied by such forward-looking information. In particular, there are certain risks related to the consummation of the Offer and the business and operations of MEG and Strathcona (including the business and operations that are currently being conducted and undertaken by Strathcona and those that are expected to be conducted and undertaken by Strathcona upon consummation of the Offer) including, but not limited to: changes in general economic conditions in Canada, the United States and elsewhere; changes in operating conditions (including as a result of weather patterns); the volatility of prices for oil and natural gas and other commodities; commodity supply and demand; fluctuations in currency and interest rates; changes or proposed changes in applicable tariff rates; availability of financial resources or third-party financing; availability of equipment, materials and personnel; defaults by counterparties under commercial arrangements to which MEG (or any of its subsidiaries) is a party; an inability to procure regulatory approvals in a timely manner or on terms satisfactory to Strathcona; new or changing laws and regulations (domestic and foreign); the risk of failure to satisfy the conditions to the Offer; and the risk that the anticipated synergies and other benefits of the Offer may not be realized. In addition, readers are cautioned that the actual results of Strathcona following the successful completion of the Offer may differ materially from the expectations expressed herein as a result of a number of additional risks and uncertainties. Some of these risks, uncertainties and other factors are similar to those faced by other oil and gas companies and some are unique to Strathcona. Strathcona's annual information form for the year ended December 31, 2024 and other documents filed by Strathcona with the applicable Canadian securities regulatory authorities (available under Strathcona's profile on SEDAR+ at www.sedarplus.ca) further describe risks, material assumptions and other factors that could influence actual results. This presentation contains information that may constitute financial outlook about the prospective financial performance, financial position or cash flows of the company resulting from the combination of Strathcona and MEG, all of which is subject to the same assumptions, risk factors, limitations and qualifications as set forth above. The financial outlook included in this presentation has been prepared by, and is the responsibility of, management of Strathcona. Readers are cautioned that the assumptions used in the preparation of such financial outlook, although considered reasonable, and reflecting the best estimates and judgments and assumptions that are reasonable in the circumstances, at the time of preparation, may prove to be imprecise or inaccurate and, as such, undue reliance should not be placed on the financial outlook. The actual results, performance and achievements of the combined company could differ materially from those expressed in, or implied by, financial outlook. Strathcona has included financial outlook in order to provide readers with a more complete perspective on the combined company's future operations and management's current expectations relating to the combined company's future performance following completion of the Offer. Readers are cautioned that such information may not be appropriate for other purposes. Management approved the financial outlook contained herein as of the date of this presentation. The forward-looking information contained in this presentation is provided as of the date hereof and Strathcona does not undertake any obligation to update or to revise any of the forward-looking information included herein, except as required by applicable securities laws. The forward-looking information contained in this presentation is expressly qualified by this cautionary statement. No Offer or Solicitation This presentation is for informational purposes only and does not constitute an offer to buy or sell, or a solicitation of an offer to sell or buy, any securities. The Offer to acquire common shares of MEG and issue Strathcona common shares in connection therewith will be made solely by, and subject to the terms and conditions set out in, the formal offer to purchase and take-over bid circular and accompanying letter of transmittal and notice of guaranteed delivery. The formal offer to purchase and take-over bid circular will contain important information about the Offer and should be read in its entirety by MEG shareholders. Readers are cautioned that Strathcona may determine, in its sole discretion, not to make the Offer if: (a) MEG implements or attempts to implement defensive tactics in relation to the Offer; (b) Strathcona discovers or otherwise identifies information suggesting that the business, affairs, assets, operations or prospects of MEG have been impaired or discovers or otherwise identifies other undisclosed material adverse information concerning MEG; (c) MEG determines to engage with Strathcona to negotiate the terms of a combination transaction and MEG and Strathcona determine to undertake that transaction utilizing a structure other than a take-over bid, such as an arrangement; or (d) a material adverse change has occurred in the business, affairs, assets, operations or prospects of MEG prior to commencement of the Offer. Accordingly, there can be no assurance that the Offer will be made or that the final terms of the Offer will be as set out in this presentation. Additional InformationAbout the Proposed Offer and Where to Find It This presentation relates to the proposed Offer. In connection with the Offer, Strathcona expects to file relevant materials with the U.S. Securities and Exchange Commission (the "SEC"), including a registration statement on Form F-10 (a "Registration Statement") under the United States Securities Act of 1933 (the "U.S. Securities Act"), which will include the formal offer to purchase and take‐over bid circular and other documents related to the Offer. This presentation is not a substitute for the Registration Statement, the formal offer to purchase and take-over bid circular or any other relevant documents filed or to be filed with the applicable Canadian securities regulatory authorities or the SEC. MEG Shareholders and other interested parties are urged to read the Registration Statement, the formal offer to purchase and take-over bid circular, all documents incorporated by reference therein, all other applicable documents and any amendments or supplements to any such documents when they become available, because they will contain important information about Strathcona, MEG and the Offer. When they become available, the Registration Statement, formal offer to purchase and take-over bid circular and other materials filed by Strathcona with the SEC will be available electronically without charge at the SEC's website at www.sec.gov. When available, the Registration Statement, formal offer to purchase and take-over bid circular, documents incorporated by reference therein and other relevant documents may also be obtained on request without charge from Strathcona at info@strathconaresources.com or by phone at (403) 930-3000 or Laurel Hill Advisory Group, the strategic communications advisor and information agent for the Offer, at assistance@laurelhill.com or by phone at 1-877-452-7184 (Toll-Free), and will also be available electronically at www.sedarplus.ca. Cautionary Statement Respecting Information of MEG Strathcona has not had access to the non-public books and records of MEG and Strathcona is not in a position to independently assess or verify certain of the information in MEG's publicly filed documents, including its financial statements and reserves disclosures. MEG has not reviewed this presentation and has not confirmed the accuracy and completeness of the information in respect of MEG contained herein. As a result, all information regarding MEG included herein has been taken from, or is based upon, publicly available information filed by MEG with the applicable securities regulatory authorities in Canada prior to the date hereof and other public sources. While Strathcona has no reason to believe that such publicly available information is inaccurate or incomplete, or contains any untrue statement of a material fact or omits to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made, Strathcona does not assume any responsibility for the accuracy or completeness of any such information or for any failure by MEG to disclose events or facts which may have occurred or which may affect the significance or accuracy of any such information but which are unknown to Strathcona. Advisories 12

Advisories

Non-GAAP Financial Measures and Ratios

Non-GAAP financial measures and ratios are used internally by management to assess the performance of Strathcona. They also provide investors with meaningful metrics to assess Strathcona's performance compared to other companies in the same industry. However, Strathcona's use of these terms may not be comparable to similarly defined measures presented by other companies. Investors are cautioned that these measures should not be construed as an alternative to financial measures determined in accordance with generally accepted accounting principles ("**GAAP**") and these measures should not be considered to be more meaningful than GAAP measures in evaluating Strathcona's performance.

"**Net Debt**" and "**Net Debt (Post Montney Disposition and HRT)**" are used by management to analyze leverage and liquidity. Net Debt is calculated as debt less cash and cash equivalents, less marketable securities (when applicable), less unamortized debt costs. Net Debt (Post Montney Disposition and HRT (when applicable) reflects Net Debt after giving effect to the Montney dispositions and the acquisition of the Hardisty Rail Terminal (**"HRT"**).

The following table summarizes "Net Debt" and "Net Debt (Post Montney Disposition and HRT)" of Strathcona, MEG and the combined business as at March 31, 2025:

	March 31, 2025		
($ millions)	Strathcona	MEG	Combined
Debt	2,899	857	**3,756**
Cash and cash equivalents	—	(88)	**(88)**
Marketable securities	(482)	—	**(482)**
Unamortized debt costs	21	6	**27**
Net Debt	**2,438**	**775**	**3,213**
Adjustment for Montney Disposition[1]	(2,607)	—	**(2,607)**
HRT Acquisition	45	—	**45**
Net Debt (Post Montney Disposition and HRT)	**(123)**	**775**	**652**

(1) Assumes cash and share disposition proceeds of $2,691.5 million are used to repay $2,607.2 million of debt and $84.3 million of other obligations as of 3/31/2025 relating to an asset-backed financing agreement pertaining to certain facility processing interests.

"**Funds Flow**" is used by management to analyze operating performance and provides an indication of the funds generated by Strathcona's principal business to either fund operating activities, re-invest to either maintain or grow the business, make debt repayments or pay dividends. Funds Flow is derived from income adjusted for non-cash items, realized and unrealized gains and losses on risk management contracts, loss on settlement of other obligations, transaction related costs, debt extinguishment expense and other. "**Funds Flow (Post Montney Disposition)**" reflects Funds Flow after giving effect to the Montney dispositions, expected synergies from the combination of Strathcona and MEG, finance costs excluding amortization of debt issuance costs and incorporates assumptions regarding interest that would have been avoided pursuant to the settlement of debt using the proceeds from the Montney dispositions. "**Funds Flow per Share**" and "**Funds Flow (Post Montney Disposition) per Share**" are calculated by dividing Funds Flow and Funds Flow (Post Montney Disposition) for the applicable period by issued and outstanding shares at the end of the period.

"**Funds Flow less Sustaining Capex**" is used by management to analyze operating performance and provides an indication of the funds generated by Strathcona's principal business to either fund operating activities, re-invest to grow the business, make debt repayments or pay dividends. Sustaining Capex represents the estimated capital expenditures required to maintain production at its current level. "**Funds Flow less Sustaining Capex (Post Montney Disposition)**" reflects Funds Flow less Sustaining Capex after giving effect to the Montney dispositions and expected synergies from the combination of Strathcona and MEG. "**Funds Flow less Sustaining Capex per Share**" and "**Funds Flow less Sustaining Capex per Share (Post Montney Disposition)**" are calculated by Funds Flow less Sustaining Capex and Funds Flow less Sustaining Capex (Post Montney Disposition) for the applicable period divided by issued and outstanding shares at the end of the period. 2024 MEG's Sustaining Capex taken from 2024 Annual Report equal to "Sustaining and maintenance" plus "Turnaround"; Strathcona Sustaining Capex taken from Strathcona management estimates and includes turnaround capital as well.

The following table summarizes "Funds Flow", "Funds Flow (Post Montney Disposition)", "Funds Flow less Sustaining Capex" and "Funds Flow less Sustaining Capex (Post Montney Disposition)" of Strathcona, MEG and the combined business as at December 31, 2024:

	Year Ended December 31, 2024		
($ millions, unless otherwise indicated)	Strathcona	MEG	Combined
Income	**604**	**507**	**1,111**
Deferred tax expense	249	185	**434**
Depletion, depreciation and amortization	874	620	**1,494**
Unrealized loss - foreign exchanged	68	65	**133**
Risk management contracts	44	(22)	**22**
Loss on settlement of other obligation	4	—	**4**
Transaction related costs	1	—	**1**
Finance costs	88	—	**88**
Stock-based compensation	—	24	**24**
Debt extinguishment expense	—	7	**7**
Other	—	4	**4**
Funds Flow	**1,932**	**1,391**	**3,322**
Adjustments for Montney dispositions	(427)	—	**(427)**
Synergies - Combined Company	—	—	**75**
Interest	170	—	**170**
Finance expense, excl. amortization of debt issuance costs	(68)	—	**(68)**
Funds Flow (Post Montney Disposition)	**1,607**	**1,391**	**3,072**
Funds Flow	1,932	1,391	**3,323**
Sustaining Capex	(790)	(453)	**(1,243)**
Funds Flow less Sustaining Capex	**1,142**	**938**	**2,080**
Funds Flow (Post Montney Disposition)	1,607	1,391	**3,072**
Sustaining Capex	(499)	(453)	**(952)**
Synergies - Combined Company	—	—	**40**
Funds Flow less Sustaining Capex (Post Montney Dispositions)	**1,108**	**938**	**2,160**

"**Field Operating Income**" and "**Operating Netback**" are common metrics used in the oil and natural gas industry to assess the profitability and efficiency of field operations. "**Field Operating Income (Post Montney Disposition)**" reflects Field Operating Income after giving effect to the Montney Dispositions. "**Operating Netback**" and "**Operating Netback (Post Montney Disposition)**" are calculated as Field Operating Income and Field Operating Income (Post Montney Disposition) divided by the respective sales volumes for the relevant period.

The following table summarizes "Field Operating Income", "Field Operating Income (Post Montney Disposition)", "Operating Netback" and "Operating Netback (Post Montney Disposition)" of Strathcona, MEG and the combined business as at December 31, 2024:

	Year Ended December 31, 2024		
($ millions, unless otherwise indicated)	Strathcona	MEG	Combined
Oil and natural gas sales	**5,336**	**4,762**	**10,098**
Sales of purchased products	75	978	**1,053**
Purchased product	(75)	(958)	**(1,033)**
Blending costs	(1,081)	(1,682)	**(2,763)**
Royalties	(663)	(591)	**(1,254)**
Production and operating	(812)	(290)	**(1,102)**
Transportation and processing	(577)	(625)	**(1,202)**
Field Operating Income	**2,203**	**1,594**	**3,797**
Adjustments for Montney Dispositions	(482)	—	**(482)**
Synergies - Combined Company	—	—	**25**
Field Operating Income (Post Montney Disposition)	**1,721**	**1,594**	**3,340**
Operating Netback	**32.94**	**43.04**	**36.53**
Operating Netback (Post Montney Disposition)	**42.51**	**43.04**	**43.09**

"**EBITDA**" is used by management to analyze operating performance and provides an indication of the funds generated by Strathcona's principal business before accounting for interest, tax, and depletion, depreciation and amortization. EBITDA is calculated as oil and natural gas sales (using sales volumes and prices received, including for sales of purchased product) less purchased product, less bending costs, less royalty expense less operating expense less transportation and processing expense less general and administrative expense less stock based compensation. "**EBITDA (Post Montney Disposition)**" reflects EBITDA after giving effect to the Montney dispositions and expected synergies from the combination of Strathcona and MEG. "**EBITDA Netback**" and "**EBITDA Netback (Post Montney Disposition)**" are calculated by dividing EBITDA and EBITDA (Post Montney Disposition) by the respective sales volumes for the relevant period.

"**Net Debt to EBITDA**" is a liquidity measure used by management to assess the Strathcona's ability to repay debt, assuming that EBITDA remains consistent in future years. "**Net Debt to EBITDA (Post Montney Disposition)**" reflects Net Debt to EBITDA after giving effect to the Montney dispositions and expected synergies from the combination of Strathcona and MEG. These measures are calculated as Net Debt divided by EBITDA and Net Debt (Post Montney Disposition) divided by EBITDA (Post Montney Disposition).

The following table summarizes "EBITDA", "EBITDA (Post Montney Disposition)", "EBITDA Netback", "EBITDA Netback (Post Montney Disposition)", "Net Debt to EBITDA" and "Net Debt to EBITDA (Post Montney Disposition)" of Strathcona, MEG and the combined business as at December 31, 2024:

	Year Ended December 31, 2024		
($ millions, unless otherwise indicated)	Strathcona	MEG	Combined
Oil and natural gas sales	**5,336**	**4,762**	**10,098**
Sales of purchased products	75	978	**1,053**
Purchased product	(75)	(958)	**(1,033)**
Blending costs	(1,081)	(1,682)	**(2,763)**
Royalties	(663)	(591)	**(1,254)**
Production and operating	(812)	(290)	**(1,102)**
Transportation and processing	(577)	(625)	**(1,202)**
General and administrative	(101)	(73)	**(174)**
Stock-based compensation	—	(24)	**(24)**
EBITDA	**2,102**	**1,497**	**3,599**
Adjustments for Montney dispositions	(458)	—	**(458)**
Synergies - Combined Company	—	—	**75**
EBITDA (Post Montney Disposition)	**1,645**	**1,497**	**3,217**
EBITDA Netback	**31.42**	**40.42**	**34.63**
EBITDA Netback (Post Montney Disposition)	**40.64**	**40.42**	**41.50**
Net Debt to EBITDA	**1.17x**	**0.47x**	**0.88x**
Net Debt to EBITDA (Post Montney Disposition)	**na**	**0.47x**	**0.18x**

"**Operating Earnings**" is considered a key financial metric for evaluating profitability and is derived from income adjusted for amounts which are considered non-recurring or not directly attributable to operations. "**Operating Earnings, Excl. Interest on Debt (Post Montney Disposition)**" reflects Operating Earnings after giving effect to the Montney dispositions. "**Operating Earnings ($/bbl)**" and "**Operating Earning, Excl. Interest on Debt ($/bbl), (Post Montney Disposition)**" are calculated by dividing Operating Earnings and Operating Earnings, Excl. Interest on Debt by the respective sales volumes in the relevant period.

The following table summarizes "Operating Earnings", "Operating Earnings, Excl. Interest on Debt" (Post Montney Disposition), "Operating Earnings ($/bbl)" and "Operating Earnings, Excl. Interest on Debt ($/bbl), (Post Montney Disposition)" of Strathcona, MEG and the combined company:

($ millions, unless otherwise indicated)	Strathcona	MEG	Combined
Income	**604**	**507**	**1,111**
Loss (gain) on risk management contracts	44	7	**51**
Foreign exchange (gain) loss	68	68	**136**
Transaction related costs	1	—	**1**
Loss on settlement of other obligation	4	—	**4**
Deferred tax expense	249	185	**434**
Debt extinguishment expense	—	7	**7**
Onerous contract recovery	—	(3)	**(3)**
Operating Earnings	**970**	**771**	**1,741**
Adjustment for Montney dispositions	(149)	—	**(149)**
Interest expense, net	170	51	**221**
Amortization of loan financing fees	21	16	**37**
Operating Earnings, Excl Interest on Debt (Post Montney Disposition)	**1,012**	**838**	**1,850**
Operating Earnings ($/bbl)	**14.51**	**20.82**	**16.75**
Operating Earnings, Excl. Interest on Debt ($/bbl), (Post Montney Disposition)	**25.01**	**22.63**	**23.87**

"**Finance Expense, Excluding Interest on Debt**" is used by management to understand the expense associated with non-debt liabilities of the company. It includes accretion on lease liabilities, decommissioning liabilities, and onerous contract liabilities. It excludes amortization of debt issuance costs and includes debt extinguishment expense

"**Operating Earnings, excluding interest on debt**" is used by management to provide an indication of the funds generated by Strathcona before the inclusion of interest on debt. It is calculated as EBITDA less Depreciation and Amortization less finance expenses related to accretion on lease and decommissioning liabilities, onerous contracts, and debt extinguishment expense (excludes cash interest on debt).

13

Supplementary Financial Measures "1P and 2P B-Tax NPV10" is comprised of before tax present value for 1P and 2P reserves, discounted at 10 per cent, as determined in accordance with NI 51-101 (as defined below) and excludes the impact of financing. It is used by management to assess the intrinsic value of oil and gas reserves accounting for the time value of money. "1P and 2P NPV10 (B-Tax), Less Debt & Leases" is comprised of before tax present value for 1P and 2P reserves, discounted at 10 per cent, as determined in accordance with NI 51-101 (as defined below), less the value of each company’s long-term debt and lease liabilities as of Q1 2025. “Accretion / (Dilution)” refers to the change in per-share financial metrics resulting from a transaction, and is used by management to assess the impact of an acquisition or merger. It is calculated by comparing a company’s share of the pro forma company’s attributes versus that same company’s standalone attributes prior to the transaction. The accretion / (dilution) metrics include the effect of synergies. In the case of MEG, because Strathcona is partially cash funding the transaction, MEG’s pro forma ownership is lower than it otherwise would be in an all-stock transaction, which would misrepresent the accretion / (dilution) metrics to MEG shareholders in the absence of any adjustment. Accordingly, to account for the value MEG shareholders are receiving in the form of cash, all accretion / (dilution) metrics assume MEG shareholders re-invest their cash consideration into Strathcona at Strathcona’s share price at announcement of the offer, increasing their pro forma ownership from 38% to 46%. In addition, MEG’s accretion / (dilution) metrics adjust the standalone values by multiplying the standalone values by the percentage not held by Strathcona (90.8%); 5/15/25 version of this presentation excluded this impact in error. Oil and Gas Advisories Production and Reserves Information MEG's oil and gas reserves and resources Strathcona's oil and gas reserves and resources estimates included in this presentation have been prepared in accordance with National Instrument 51 101 – Standards for Disclosure for Oil and Gas Activities ("NI 51-101"), which prescribes oil and gas disclosure standards for Canadian public issuers engaged in oil and gas activities that differ from the oil and gas disclosure standards of the SEC under Subpart 1200 of Regulation S-K. NI 51-101 permits oil and gas issuers, in their filings with the applicable securities regulatory authorities in Canada, to disclose proved, probable and possible reserves, and resources, and to disclose reserves and production on a gross basis before deducting royalties. The SEC definitions of proved and probable reserves are different than the definitions contained in NI 51-101. Therefore, proved and probable reserves disclosed in this presentation in compliance with NI 51-101 may not be comparable to those disclosed by U.S. companies in reports filed with the SEC. Moreover, as permitted by NI 51 101, Strathcona has determined and disclosed its reserves and the related net present value of future net revenue from its reserves in its NI-51 101 compliant reserves disclosure using forecast prices and costs. In contrast, the SEC requires that reserves and related future net revenue be estimated based on historical 12-month average prices rather than forecast prices, but permits the optional disclosure of revenue estimates based on different price and cost criteria, including standardized future prices or management's own forecasts. Consequently, the oil and gas reserves estimates included in this presentation that are prepared in accordance with NI 51-101 are not comparable to oil and gas reserve estimates provided by U.S. companies in their filings with the SEC. The pro forma production and reserves information presented in this presentation is based on: (a) in respect of Strathcona, the report prepared by McDaniel & Associates Consultants Ltd. ("McDaniel") dated effective December 31, 2024 (the "SCR McDaniel Report"), assessing and evaluating the proved and probable reserves and contingent resources of Strathcona, and (b) in respect of MEG, the independent reserves report of GLJ Ltd. ("GLJ") dated effective as of December 31, 2024 (the "MEG GLJ Report"), assessing and evaluating the proved and probable reserves and contingent resources of MEG. Such estimates constitute forward-looking statements, which are based on values that Strathcona's management believes to be reasonable, and are subject to the same limitations discussed under "Forward-Looking Information". The net present value of future net revenues attributable to reserves included in this presentation do not represent the fair market value of such reserves. There is no assurance that the forecast prices and costs assumptions will be attained, and variances could be material. References to "oil" in this presentation refer to, (i) with respect to Strathcona, collectively, bitumen, heavy oil, condensate and light oil and other natural gas liquids ("NGL") (comprised of ethane, propane and butane only), and (ii) with respect to MEG, bitumen. All production is presented on a gross basis (as defined in NI 51-101) unless otherwise stated. Oil and Gas Metrics This presentation contains metrics commonly used in the crude oil and natural gas industry, including "net asset value", "net asset value (before tax)", "net asset value per share" and "reserves life index". These terms do not have a standardized meaning and may not be comparable to similar measures presented by other companies, and therefore should not be used to make such comparisons. Readers are cautioned as to the reliability of oil and gas metrics used in this presentation. Management of Strathcona uses these oil and gas metrics for its own performance measurements and to provide investors with measures to compare Strathcona's projected performance over time; however, such measures are not reliable indicators of Strathcona's future performance, which may not compare to Strathcona's performance in previous periods, and therefore should not be unduly relied upon. "Reserves life index" is calculated by dividing the applicable reserves and/or contingent resources by expected production. Net asset value forecasts oil and natural gas sales (based on sales volumes and prices received, including for sales of purchased product), royalty expenses, all operating and transportation costs, capital expenditures, and decommissioning expenses, and all other forecasted expenses until all of the company’s reserves are depleted, discounted back at various discount rates Barrels of Oil Equivalents This presentation contains various references to the abbreviation "boe" which means barrels of oil equivalent. All boe conversions in this presentation are derived by converting gas to oil at the ratio of six thousand cubic feet ("mcf") of natural gas to one barrel ("bbl") of crude oil. Boe may be misleading, particularly if used in isolation. A boe conversion rate of 1 bbl: 6 mcf is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio of oil compared to natural gas based on currently prevailing prices is significantly different than the energy equivalency ratio of 1 bbl: 6 mcf, utilizing a conversion ratio of 1 bbl: 6 mcf may be misleading as an indication of value. Third-Party Information All information herein in respect to third parties has been obtained from the public disclosure of such third parties and has not been independently verified. While Strathcona does not have any knowledge that such information may not be accurate, there can be no assurance that such third-party information is complete or accurate. Strathcona makes no representation or warranty, expressed or implied, as to the accuracy or completeness of such information. Currency All figures in Canaan dollars unless otherwise noted. Advisories 14

Slide Notes 15 Slide 2 1) Cash consideration fully financed through a committed bank facility 2) Pro forma capital structure and ownership figures assume that all of MEG shares are deposited under the Offer or acquired by Strathcona pursuant to a second step transaction; net debt is Strathcona management’s estimate of net debt at closing taking into account the free cash flow generation expected between March 31, 2025 and closing; refer to “Non-GAAP Measures and Ratios” 3) WEF III private placement to be in the form of subscription receipts; subscription by WEF will not equal or be greater than 10% of the currently issued and outstanding Strathcona shares 4) WEF III subscription price will be determined in accordance with the rules of the TSX and subject to approval by a special committee of independent directors of Strathcona Slide 3 1) Refer to “Forward-Looking Information” and “Non-GAAP Measures and Ratios” and “Oil and Gas Advisories”; 2025E production excludes all contributions from SCR’s Montney assets 2) Based on MEG GLJ Report and SCR McDaniel Report; refer to “Oil and Gas Advisories”; production based on Q1 2025 Management, Discussion, and Analysis or 10-Q filings and reserves based on Q4 2024 Annual Information Form or 10-K filings; SCR thermal production based on internal Strathcona management estimates 3) Calculated as MEG’s pro forma share of the relevant metric divided by MEG’s standalone metric. MEG’s pro forma share of the relevant metric assumes all cash consideration is reinvested into Strathcona shares at Strathcona’s last pre-announcement closing share price of $30.92. Accretion / (dilution) metrics include the effect of expected synergies 4) Calculated as Strathcona’s pro forma share of the relevant metric divided by Strathcona’s standalone metric; analysis done on current Strathcona shareholders so excludes WEF Fund III investment; metrics exclude all contributions from SCR’s Montney assets. Accretion / (dilution) metrics include the effect of expected synergies 5) Refer to “Non-GAAP Measures and Ratios” and “Forward-Looking Information” 6) 2024 metrics reflect financial results (unhedged) based on MEG and SCR financial statements, see “SCR and MEG Reconciliation of Revenue to Funds Flow Less Sustaining Capex”; for Strathcona’s financial results excluding Montney see “2024 Strathcona Full Year Segmented Results”; Strathcona assumes no interest expense in 2024 pro forma the asset sales; inclusive of expected annual synergies; sustaining capital inclusive of turnaround capital for both MEG and SCR 7) 2025E Funds Flow and Funds Flow less Sustaining Capex estimates shown at: US$60 WTI, (US$11.00) WCS Hardisty differential, (US$2.00) WCS Houston differential, and C$2.50 AECO; 2025 metrics exclude all contribution from SCR Montney assets, and reflect full-year contribution from MEG assets; See “SCR and MEG Reconciliation of Revenue to Funds Flow Less Sustaining Capex”; inclusive of expected annual synergies; sustaining capital inclusive of turnaround capital for both MEG and SCR 8) Refer to “Oil and gas Advisories” and “Forward-Looking Information” to Net Asset Value per Share; 1P and 2P net asset value per share figures deduct net debt and lease liabilities. SCR (pro forma for asset sales) is estimated to have $123mm of positive cash and $82mm of lease liabilities per Strathcona management estimates as at March 31, 2025; MEG has C$775mm of net debt and $282 mm of lease liabilities as at March 31, 2025; pro forma business has $1.6 billion of net debt and $364 million of lease liabilities as at March 31, 2025; inclusive of expected PV10 of operating synergies; PV of operating synergies takes the present value ($100 million) over lifespan of respective reserve life index (1P = 30 years, 2P = 50 years), discounted at 10% 9) Based on MEG Energy November 24, 2025 investor presentation entitled “Delivering Value: Canada’s Leading Pure Play Oil Sands Producer” page 12 and Strathcona November 14, 2024 “2024 Investor Day” page 62 10) See “Expected Overhead Synergies”, “Expected Interest Synergies” and “Expected Operating Synergies” tables 11) Refer to “Oil and Gas Advisories”; calculated by taking the present value of operating synergies per year ($100 million) over lifespan of respective reserve life indexes (1P = 30 years, 2P = 50 years), discounted at 10% Slide 4 Note: 2024 metrics reflect actual financial results (unhedged) based on MEG and SCR financial statements, for Strathcona’s financial results excluding Montney see “2024 Strathcona Full Year Segmented Results”; Strathcona assumes no interest expense in 2024 pro forma the asset sales 1) Refer to “Oil and Gas Advisories” 2) Refer to “Non-GAAP Measures and Ratios” 3) Based on MEG GLJ Report and SCR McDaniel Report; refer to “Oil and Gas Advisories”; reserves presented gross of royalties; “Gross” means in relation to Strathcona’s interest in reserves or contingent resources, its working interest share before deduction of royalties and without including any royalty interests of Strathcona Slide 5 1) Includes bitumen, heavy oil, and light/medium crude, excludes NGLs and natural gas, based on Canadian companies MD&A and U.S. companies 10-Q 2) “Net” means in relation to Strathcona’s interest in reserves, its working interest (operating or non-operating) share after deduction of royalty obligations, plus Strathcona’s royalty interests in production or reserves; includes bitumen, heavy oil, and light/medium crude, excludes NGLs and natural gas; excludes supermajors; only represents company share of North American reserves (excludes International reserves) 3) Includes Whitecap’s Q1 2025 oil production and Veren’s Q4 2024 oil production 4) Excludes all contributions from SCR’s Montney assets Slide 6 1) 2024 metrics reflect public financial results (unhedged) based on MEG and SCR financial statements, see “SCR and MEG Reconciliation of Revenue to Funds Flow Less Sustaining Capex”; for Strathcona’s financial results excluding Montney see “2024 Strathcona Full Year Segmented Results”; Strathcona assumes no interest expense in 2024 pro forma the asset sales; sustaining capital inclusive of turnaround capital for both MEG and SCR 2) Calculated by taking MEG's market capitalization at the offer price of $23.27, and dividing by the sum of MEG's market capitalization under the offer and Strathcona's market capitalization as of May 15th, 2025 3) 2025E Funds Flow and Funds Flow less Sustaining Capex estimates shown at: US$60 WTI, (US$11.00) WCS Hardisty differential, (US$2.00) WCS Houston differential, and C$2.50 AECO; 2025 metrics exclude all contribution from SCR Montney assets, and reflect full-year contribution from MEG assets; see “SCR and MEG Reconciliation of Revenue to Funds Flow Less Sustaining Capex” ; sustaining capital inclusive of turnaround capital for both MEG and SCR 4) Based on MEG Energy November 24, 2025 investor presentation entitled “Delivering Value: Canada’s Leading Pure Play Oil Sands Producer” page 12 and Strathcona November 14, 2024 “2024 Investor Day” page 62 5) Refer to “Non-GAAP Measures and Ratios” 6) Based on MEG GLJ Report and SCR McDaniel Report; refer to “Oil and Gas Advisories” 7) Calculated as 1P or 2P PV10 (B-Tax) less net debt and leases as at March 31, 2025; SCR (pro forma for asset sales) is estimated to have $123mm of positive cash and $82mm of lease liabilities per Strathcona management estimates as at March 31, 2025; MEG has C$775mm of net debt and $282mm of lease liabilities (includes “Onerous Contract” provision) as at March 31, 2025; Slide 7 Note: MEG’s accretion / dilution calculated as pro forma share of the relevant metric divided by MEG’s standalone metric. MEG’s pro forma share of the relevant metric assumes all cash consideration is reinvested into Strathcona shares at Strathcona’s last pre-announcement closing share price of $30.92. Strathcona’s accretion calculated as Strathcona’s pro forma share of the relevant metric divided by Strathcona’s standalone metric; analysis done on current Strathcona shareholders so excludes WEF Fund III investment. In addition, MEG’s accretion / (dilution) metrics adjust the standalone values by multiplying the standalone values by the percentage not held by Strathcona (90.8%); 5/15/25 version of this presentation excluded this impact in error. Accretion / (dilution) metrics include the effect of expected synergies. 1) 2024 metrics reflect public financial results (unhedged) based on MEG and SCR financial statements, see “SCR and MEG Reconciliation of Revenue to Funds Flow Less Sustaining Capex”; for Strathcona’s financial results excluding Montney see “2024 Strathcona Full Year Segmented Results”; Strathcona assumes no interest expense in 2024 pro forma the asset sales; inclusive of annual expected synergies; sustaining capital inclusive of turnaround capital for both MEG and SCR 2) 2025E Funds Flow and Funds Flow Less Sustaining Capex estimates shown at: US$60 WTI, (US$11.00) WCS Hardisty differential, (US$2.00) WCS Houston differential, and C$2.50 AECO; 2025 metrics exclude all contribution from SCR Montney assets, and reflect full-year contribution from MEG assets; see “SCR and MEG Reconciliation of Revenue to Funds Flow Less Sustaining Capex”; inclusive of annual expected synergies; ; sustaining capital inclusive of turnaround capital for both MEG and SCR 3) Refer to “Non-GAAP Measures and Ratios” 4) Refer to “Oil and gas Advisories” and “Forward-Looking Information” to Net Asset Value per Share; 1P and 2P net asset value per share figures deduct net debt and lease liabilities as at March 31, 2025. SCR (pro forma for asset sales) is estimated to have $123mm of positive cash and $82mm of lease liabilities per Strathcona management estimates as at March 31, 2025; MEG has C$775mm of net debt and $282 mm of lease liabilities; pro forma business has $1.6 billion of net debt and $364 million of lease liabilities as at March 31, 2025; inclusive of expected PV10 of operating synergies; PV of operating synergies takes the present value ($100 million) over lifespan of respective reserve life index (1P = 30 years, 2P = 50 years), discounted at 10% 5) Based on MEG Energy November 24, 2025 investor presentation entitled “Delivering Value: Canada’s Leading Pure Play Oil Sands Producer” page 12 and Strathcona November 14, 2024 “2024 Investor Day” page 62

Slide Notes

Slide 8

Source: Strathcona and MEG MD&A, Annual Information Form; internal Strathcona estimates

1) Assumes combined business has the same per barrel of oil overhead cost as Strathcona Cold Lake. See *"Expected Annual Overhead Synergies"* table.
2) Based on 2024 "Transactions with Related Parties" of $19 million from MEG 2024 Annual Report, includes share-based compensation and salaries and short-term employee benefits
3) Represents Cold Lake's share of total G&A costs, see *"Strathcona 2024 Full Year Segmented Results"*; Q1/2025 Cold Lake G&A from MD&A is $7.1mm annualized equates to $28.7mm as well
4) Excludes producing infill wells
5) Represents one quarter of SCR's corporate team because there are four business units

Slide 9

Source: Strathcona, MEG, Whitecap, Veren, and ARC financial statements; Bloomberg

1) Based on the most recent rating guidelines published by DBRS and Strathcona's estimates regarding pro forma production, reserve quality, size, and financial metrics. Strathcona's estimate that the combined business will be eligible for an investment grade credit rating reflects management's best estimates of the characteristics, size and scale of the combined business. Neither DBRS nor any other credit agency has given any indication as to the potential corporate credit rating of the combined business and there can be no guarantee it will obtain such a credit rating.
2) Based on "Weighted average interest rate" per Strathcona Q1 2025 MD&A and "Average effective interest rate" from MEG Q1 2025 MD&A; MEG Letter of Credit based on Q1 2025 MD&A and financial statements
3) Represents Strathcona's best estimate of the investment-grade coupon rate based on peer issuances in 2024, assuming a tenor between 5 and 10 years, consistent with its investment-grade peers
4) Represents yield-to-worst of each investment grade peer's longest tenured bond as at May 14, 2025; selected bond tenor will generally align with contemplated tenor for SCR issuance
5) See the "*Reconciliation of Investment Grade Peers Revenue to EBITDA*" table; Tourmaline and ARC EBITDA based on Q1/25 EBITDA annualized; WCP based on WCP Q1/25 Annualized + Veren full year 2024 EBITDA; Strathcona, MEG, and MEG + SCR based on internal Strathcona management estimates using commodity price deck: US$60 WTI, (US$11.00) WCS Hardisty differential, (US$2.00) WCS Houston differential, and C$2.50 AECO;
6) Refer to "Non-GAAP Measures and Ratios" regarding "Net Debt"; excludes lease liability
7) See "SCR Pro Forma" column in *"SCR and MEG Reconciliation of Revenue to Funds Flow Less Sustaining Capex"* table

Slide 10

Source: McDaniel research; Strathcona and MEG public disclosure

1) Includes producing and infill wells, excludes injector wells
2) From MEG 2025 Management Information Circular

Slide 11

1) The Offer will be made as a formal take-over bid under Part 2 of National Instrument 62-104 – Take-Over Bids and Issuer Bids and will constitute a "Permitted Bid" for purposes of MEG's shareholder rights plan

Reconciliation of Investment Grade Peers Revenue to EBITDA

		SCR Ex. Montney	MEG	SCR + MEG	TOU	ARX	WCP
	Source:	Strathcona Estimates			Q1/25 Annualized	2025-05-15 Press Release	Q1/25 Ann. (WCP) + FY24 (VRN)
EBITDA	*$mm*	$1,382	$1,200	$2,657	$3,757	$3,500	$4,460
	Source:	Q1/25 Strathcona Estimates			Q1/25	Q1/25	Q1/25 (WCP) Q4/24 (VRN)
Net Debt (excl. leases)		($123)	$769	$1,653	$1,194	$2,800	$4,107
Net Debt / EBITDA		**(0.1x)**	**0.6x**	**0.6x**	**0.3x**	**0.8x**	**0.9x**

Expected Overhead Synergies

		SCR Cold Lake	MEG	SCR Christina Lake
2024 G&A	*$mm*	$28	$73	$48
2024 Stock-based Comp (SBC)	*$mm*	–	$24	–
Total Overhead Costs	*$mm*	$28	$97	$48
Production	*bbl/d*	59,517	102,012	102,012
Overhead per Barrel	*$/bbl*	$1.28	$2.61	$1.28
Overhead Synergies	***$mm***			**$49**

Expected Interest Synergies

Estimated Pro Forma Debt (as of March 31, 2025)	*$mm*	$1,557
Current SCR Cost of Debt	*%*	5.70%
Estimated Pro Forma Cost of Debt	*%*	4.15%
Interest rate Savings	*%*	1.55%
Interest Cost Savings	***$mm***	**$24**

Expected Operating Synergies

Pro Forma Expected Thermal Capital Expenditures	*$mm*	$1,500
Expected Capital Synergies Percentage	*%*	5.00%
Expected Annual Capital Expenditures Synergies	*$mm*	$75
Pro Forma Expected Thermal Non-Energy Opex	*$mm*	$500
Expected Non-Energy Opex Synergies Percentage	*%*	5.00%
Expected Annual Non-Energy Opex Synergies	***$mm***	**$25**

16

Slide Notes

SCR and MEG Reconciliation of Revenue to Funds Flow (Post Montney Dispositions) Less Sustaining Capex

		FY 2024A				FY 2025E			
		SCR Ex. Montney	MEG	Synergies	SCR Pro Forma	SCR Ex. Montney	MEG	Synergies	SCR Pro Forma
WTI	*US$/bbl*		$75.72				$60.00		
WCS - WTI Differential	*US$/bbl*		($14.75)				($11.00)		
AECO (C$/GJ)	*C$/GJ*		$1.38				$2.50		
CAD/USD FX	*x*		1.37				1.38		
Production	*bbl/d*	110,588	101,198		211,786	120,000	100,000		220,000
Revenue	*$mm*	$3,292	$3,042		$6,334	$2,880	$2,632		$5,512
Royalties	*$mm*	($567)	($591)		($1,158)	($282)	($301)		($584)
Opex	*$mm*	($640)	($234)	$25	($849)	($731)	($338)	$25	($1,044)
Transport	*$mm*	($364)	($623)		($987)	($400)	($698)		($1,099)
G&A and Stock-based Comp	*$mm*	($76)	($97)	$50	($123)	($84)	($95)	$50	($129)
EBITDA	***$mm***	**$1,645**	**$1,497**		**$3,217**	**$1,382**	**$1,200**		**$2,657**
Interest / Interest Income	*$mm*	–	($67)	$24	($65)	$9	($56)	$24	($65)
Finance Expense, Excl. Debt Amortization Costs and Debt Extinguishment	*$mm*	($37)	($39)		($76)	($35)	($40)		($75)
Tax	*$mm*	–	–		–	–	–		–
Funds Flow (Post Montney Disposition)	***$mm***	**$1,607**	**$1,391**		**$3,076**	**$1,356**	**$1,104**		**$2,518**
Sustaining Capex	*$mm*	($499)	($453)	$40	($912)	($542)	($505)	$40	($1,007)
Funds Flow (Post Montney Disposition) Less Sustaining Capex	***$mm***	**$1,108**	**$938**		**$2,164**	**$814**	**$599**		**$1,511**

Strathcona 2024 Full Year Segemented Results

	Cold Lake	Lloydminster	Montney	Corporate	Consolidated	Consolidated Excluding Montney
	2024	2024	2024	2024	2024	2024
Production volumes						
Bitumen (bbl/d)	59,516	–	–	–	59,516	59,516
Heavy oil (bbl/d)	–	51,107	–	–	51,107	51,107
Condensate and light oil (bbl/d)	–	42	19,880	–	19,922	42
Other NGLs (bbl/d)	–	2	11,956	–	11,958	2
Natural gas (mcf/d)	–	1,232	242,224	–	243,456	1,232
Production volumes (boe/d)	**59,516**	**51,356**	**72,207**	**–**	**183,079**	**110,872**
Sales volumes (boe/d)	59,491	51,097	72,206	–	182,794	110,588
Income Statement						
Oil and natural gas sales	$2,576	$1,797	$963	$0	$5,336	$4,373
Sales of purchased product	$18	$26	–	$31	$75	$75
Blending costs	($930)	($152)	–	–	($1,082)	($1,082)
Purchased product	($18)	($26)	–	($31)	($75)	($75)
Oil and natural gas sales, net of blending	**$1,646**	**$1,646**	**$963**	**–**	**$4,255**	**$3,292**
Royalties	385	182	96	–	$663	$567
Production and operating – Energy	128	113	7	–	$248	$241
Production and operating – Non-energy	196	204	164	–	$564	$400
Transportation and processing	88	276	213	–	$577	$364
Field Operating Income	**$849**	**$871**	**$483**	**–**	**$2,204**	**$1,721**
Depletion, depreciation and amortization	167	411	279	17	$874	$595
General and administrative	28	48	25	–	$101	$76
Finance costs	3	4	31	50	$88	$58
Other income	–	–	–	(0)	($0)	($0)
Interest expense	–	–	–	170	$170	$170
Current income tax (recovery)	–	–	–	–	–	–
Operating Earnings	**$651**	**$408**	**$149**	**($237)**	**$971**	**$822**

17